UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number: 000-22500

TAG OIL LTD.
(Translation of registrant's name into English)

1407 - 1050 Burrard Street,
Vancouver, BC, V6Z 2S3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ X ] No [               ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346

SUBMITTED HEREWITH

Exhibits

99.1	Form NI 51-101F1 - Disclosure for Oil and Gas Activities

99.2	Form 51-101F2 - Report on Reserves Data

99.3	Form 51-101F3 - Report of Management and Directors on Reserves Data and Other Information

99.4	Annual Financial Statements for the Year Ended March 31, 2008

99.5	Management's Discussion and Analysis for the Year Ended March 31, 2008

99.6	Form 52-109F1 - Certification of CEO

99.7	Form 52-109F1 - Certification of CFO

99.8	Engineer's Consent dated July 9, 2008

99.9	Technical Report as of March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: July 28, 2008	By:	/s/ Garth Johnson

Garth Johnson
	Title:	Secretary/CEO